August 14, 2025

D. Kyle Cerminara
Chief Executive Officer
Fundamental Global Inc.
6408 Bannington Road
Charlotte, NC 28226

       Re: Fundamental Global Inc.
           Revised Preliminary Information Statement on Schedule 14C Filed August 14, 2025
           File No. 001-36366
Dear D. Kyle Cerminara:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance
cc:   Jim Prestiano